UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Swell Watercraft LLC

Legal status of issuer

       Form
       Limited Partnership

       Jurisdiction of Incorporation/Organization
       Washington

       Date of organization
       October 21, 2016

Physical address of issuer
1435 Industrial Park Rd. , Ellsworth, IA 50075

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$20,671.80	$103,224.88
Cash & Cash Equivalents	$60,781.09	$ -1,884.67
Accounts Receivable	0	0
Short-term Debt	$68,446.99	$72,926.37
Long-term Debt	$150,618.25	$17,605.40
Revenues/Sales	$226,012.97	$105,293.34
Cost of Goods Sold	$328,589.58	$35,333.69
Taxes Paid	241.82	243.33
Net Income	-184,010.75	$ -17,337.11


April 14, 2025

FORM C-AR

Swell Watercraft LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Swell Watercraft LLC, a Washington Limited Partnership (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://swellwatercraft.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Swell Watercraft LLC (the "Company") is a Washington Limited Partnership, formed on October 21, 2016.

The Company is located at 1435 Industrial Park Rd. , Ellsworth, IA 50075.

The Company's website is http://swellwatercraft.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Swell Watercraft has built the first of its kind sit-on-top kayak with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible.

RISK FACTORS

Risks Related to the Company's Business and Industry

Your Swell investment could be illiquid for a long time
Any valuation at this stage is difficult to assess.

The valuation for the offering was established by Swell Watercraft. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

Delays or cost overruns in the production and shipping of our Scupper 16 and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles.

Any of these events could materially and adversely affect our operating performance and results of operations.

Our patent-pending, exclusive use rights and other intellectual property could be unenforceable, ineffective or lost.

One of Swell's most valuable assets is its intellectual property.

The company owns registered and common law trademarks, copyrights, Internet domain names, exclusive use rights, and trade secrets.

Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render them unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that Swell's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our patent is deemed unenforceable, the Company will lose any advantages.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, Swell requires capable people to run its operations.

As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our

business will suffer from not having the right employees in the right positions at the right time.

This would likely adversely impact the value of your investment.

An investment in Swell Watercraft involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment.

Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell. transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity.

Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.

We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise. could have a material adverse effect on our business. The successful assertion or settlement of an uninsured ed claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.

Our industry is already highly competitive, with many well known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuances of securities.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related Parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. un any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Your Swell investment could be illiquid for a long time

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by Swell Watercraft. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. While the Company may be acquired by an established player in the industry, that may never happen or it may happen at a price that results in you losing money on this investment.

Delays or cost overruns in the production and shipping of our Scupper 16 and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles.
Any of these events could materially and adversely affect our operating performance and results of operations.

Our patent pending, exclusive use rights and other intellectual property could be unenforceable, ineffective or lost.

One of Swell's most valuable assets is its intellectual property.
The company owns registered and common law trademarks, copyrights, Internet domain names, exclusive use rights and trade secrets.

Intellectual property is a complex and uncertain field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render them unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protection without obtaining a sublicense, it is likely that Swell's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.
Moreover, if our patent is deemed unenforceable, the Company will lose any advantages.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, Swell requires capable people to run its operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The transferability of the Shares is limited.

Potential investors should recognize the long term nature of their investment in the shares. As purchasers of securities in a private offering not registered under the Securities Act of 1933, as amended ("Securities Act"), investors in the shares are not permitted to sell. transfer, or otherwise dispose of the shares unless the shares are registered or an exemption from registration is available. As a result, the transfer of the shares to third parties is subject to legal restrictions that may impair or prohibit the holder from transferring shares. Any sale, transfer or other disposition of the shares must also comply with relevant state securities laws. Accordingly, purchasers of the shares may be required to hold the shares for an indefinite period of time. The purchase of shares in this Offering will not be suitable for an investor desiring or requiring liquidity.

Investors desiring to sell their shares may be unable to do so because no one may be willing to purchase such restricted securities with very limited liquidity.

The sale of our products involves product liability and related risks that could expose us to significant insurance and loss expenses.
We face an inherent risk of exposure to product liability claims if the use of our products results in, or is believed to have resulted in, illness or injury.

Although we maintain product liability insurance, it may not be sufficient to cover all product liability claims and such claims that may arise. could have a material adverse effect on our business. The successful assertion or settlement of an uninsured claim, a significant number of insured claims or a claim exceeding the limits of our insurance coverage would harm us by adding further costs to our business and by diverting the attention of our senior management from the operation of our business. Even if we successfully defend a liability claim, the uninsured litigation costs and adverse publicity may be harmful to our business. Any product liability claim may increase our costs and adversely affect our revenues and operating income. Moreover, liability claims arising from a serious adverse event may increase our costs through higher insurance premiums and deductibles, and may make it more difficult to secure adequate insurance coverage in the future. In addition, our product liability insurance may fail to cover future product liability claims, which, if adversely determined, could subject us to substantial monetary damages.

The success of our business will depend upon our ability to create brand awareness.
Our industry is already highly competitive, with many well known brands leading the industry. Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of our products distinct from those of our competitors

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a

transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related Parties.
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. un any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Swell Watercraft has built the first of its kind sit-on-top kayak with footwells lowered below the waterline, a patent-pending scupper valve, and a kayak shell that is light yet indestructible.

Co-Issuer

Legal Name: Swell Watercraft LLC I a series of Wefunder SPV LLC

Type of Business: Limited Liability Company

Formed: 2022-01-04

Address: 4104 24TH ST , PMB 8113

Optional Address:

Country: AL

City: San Francisco

State: CA

Zipcode: 94114

Phone Number: 0000000000

Contact: James Marsh

Website: https://wefunder.com/

Business Plan

Swell Watercraft engineers high quality, premium kayaks and small plastic boats for recreational purposes. Our kayaks are protected by a patent. We export kayaks around the world, and plan to expand that part of the business. We also have a North American dealer network that will expand as we continue to make more products available. Our dealer netowrk represents where we see the greater impact and will be our focus moving forward.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Jeffrey Marsh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Swell Watercraft, Owner, May 2016-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Southern Illinois University, Carbondale, , Bachelor of History, History (1991-1993)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	0
Voting Rights	Voting rights are granted to the lead investor, Aaron Kuntz.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$152,137.00	Building up inventory, and developing the Scupper 16 kayak as well as moving to our Central Iowa factory.	July 1, 2022	Regulation CF

Ownership

The Company is broadly held amongst 3 owners.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Jeffrey Marsh	51.0%
Kerri Marsh	23.2%
Thomas Marsh	23.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has sold out for 4 years with minimal marketing. We've received great reviews and even a few awards.

Swell Watercraft is producing 2 new kayaks for 2026. Also, we are searching for a contract partner to fill in the Fall and Winter months with products to produce. Lastly, we have just signed a deal on raw materials which makes our kayaks 45% more affordable to produce.

Liquidity and Capital Resources

On July 1, 2022 the Company conducted an offering pursuant to Regulation CF and raised $152,137.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity James Marsh Relationship to the Company Founder Owner Total amount of money involved $6,091.00 Benefits or compensation received by related person This loan has been paid back. Benefits or compensation received by Company 0% interest. Description of the transaction Loan Related Person/Entity Thomas Marsh Relationship to the Company Brother Total amount of money involved $195,500.00 Benefits or compensation received by related person Ownership in the company Benefits or compensation received by Company Ownership in Swell Watercraft Description of the transaction Loan Related Person/Entity Kerri Marsh Relationship to the Company Sister in Law Total amount of money involved $60,000.00 Benefits or compensation received by related person Ownership in the company Benefits or compensation received by Company ownership in the company. Description of the transaction Priced Round Related Person/Entity James Marsh Relationship to the Company owner Total amount of money involved $65,000.00 Benefits or compensation received by related person Ownership stock in the company Benefits or compensation received by Company Ownership Description of the transaction Priced Round Related Person/Entity James Marsh Relationship to the Company Founder Owner Total amount of money involved $28,250.00 Benefits or compensation received by related person This loan has been re paid in full Benefits or compensation received by Company No interest Description of the transaction Priced Round Related Person/Entity Mary Marsh Relationship to the Company Relative Total amount of money involved $21,250.00 Benefits or compensation received by related person This loan has been re paid Benefits or compensation received by Company No interest charged Description of the transaction Loan Related Person/Entity Thomas Marsh Relationship to the Company Owner Total amount of money involved $3,900.00 Benefits or compensation received by related person Nothing Benefits or compensation received by Company Loan has been re paid. No interest Description of the transaction Loan Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jim Marsh(Signature)Jim Marsh(Name)CEO and Founder(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Swell Watercraft LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
PayPal Sales	106,060.81
Sales	112,587.16
Shipping Income	7,365.00
Total Income	**$226,012.97**
Cost of Goods Sold	
Cost of Goods Sold	
Product cost of sale	1,089.00
Rotoform product	61,800.00
Total Cost of Goods Sold	**62,889.00**
DOE - Manufacturing Costs	
Hardware	727.23
Job Materials	2,194.36
Repair & Maintenance	12,173.27
Small Tools	7,622.14
Subcontractors - COS	75,292.94
Total DOE - Manufacturing Costs	**98,009.94**
Freight & delivery - COS	22,558.98
Kayak Parts	53,520.49
Kayak Shipping - COS	16,945.92
PayPal Fees	5,683.51
Supplies & Materials - COGS	68,981.74
Total Cost of Goods Sold	**$328,589.58**
GROSS PROFIT	**$ -102,576.61**
Expenses	
Auto - misc.	117.07
Cell Phone	2,093.22
Gasoline	2,854.06
General and Admin Expenses	
Bank Charges	2,049.36
QuickBooks Payments Fees	3,930.90
Total Bank Charges	**5,980.26**
Dues & Subscriptions	730.00
Insurance	681.63
Legal & Professional Fees	28,557.85
Meals and Entertainment	655.50
Office Expenses	3,175.60
Taxes & Licenses	188.04
Sales tax paid in excess of collection	53.78
Total Taxes & Licenses	**241.82**
Total General and Admin Expenses	**40,022.66**

Swell Watercraft LLC

Profit and Loss
January - December 2024

	TOTAL
Interest Expense	1,528.89
International Shipping	1,054.50
Marketing	1,828.92
Advertising/Promotional	8,747.58
Trade Shows and Expos	2,200.00
Travel	2,374.48
Travel Meals	161.45
Total Marketing	**15,312.43**
Office Supplies	376.41
Shipping, Freight & Delivery	12,769.57
Uncategorized Expense	-1,309.48
Utilities	8,868.44
Total Expenses	**$83,687.77**
NET OPERATING INCOME	**$ -186,264.38**
Other Expenses	
Reconciliation Discrepancies	-2,253.63
Total Other Expenses	**$ -2,253.63**
NET OTHER INCOME	**$2,253.63**
NET INCOME	**$ -184,010.75**

Swell Watercraft LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
First Interstate Checking	60,781.09
Key Checking	0.00
PayPal Bank 2	0.00
Total Bank Accounts	**$60,781.09**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due From Rotoform Molding	20,348.64
Inventory Asset	25,621.56
Prepaid Expenses	0.00
Prepaid Interest -PP Cap Loan	2,070.12
Uncategorized Asset	-1,768.40
Undeposited Funds	0.00
Total Other Current Assets	**$46,271.92**
Total Current Assets	**$107,053.01**
Fixed Assets	
Accumulated Depreciation	-52,667.95
Fixed Asset Computers	2,500.00
Fixed Asset Other Tools Equipment	-172,499.14
Furniture & Fixtures	5,304.95
Neufeldt Equipment	25,978.58
REal Estate	0.00
Scupper 12 kayak mold	25,587.74
Scupper 14 mold	45,724.61
Scupper 16 mold	33,690.00
Total Fixed Assets	**$ -86,381.21**
Other Assets	
Other Assets	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$20,671.80**

Swell Watercraft LLC

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase credit card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Direct Deposit Payable	0.00
Intuit Loan Payable	0.00
Iowa Department of Revenue Payable	112.92
None Payable	0.00
Out Of Scope Agency Payable	0.00
PayPal Capital Loan	32,836.94
PayPal Loan Payments	0.00
Total PayPal Capital Loan	**32,836.94**
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
WA SUI Employer	0.00
Total Payroll Liabilities	**0.00**
Related Party Liabilities	
Advance from Shareholder - Jim Marsh	34,500.00
Advance from Shareholder - Tom Marsh	1,000.00
Total Related Party Liabilities	**35,500.00**
Sale Tax Payable	0.00
WA DOR Payable	-2.87
Total Other Current Liabilities	**$68,446.99**
Total Current Liabilities	**$68,446.99**
Long-Term Liabilities	
CCM Payable	132,000.00
Indiegogo Crowd Funding	18,618.25
Total Long-Term Liabilities	**$150,618.25**
Total Liabilities	**$219,065.24**
Equity	
Opening Balance Equity	0.00
Owner's Equity - Jim Marsh	-273,502.20
JM - Partner Contributions Current YR	0.00
JM - Partner Distributions current YR	-27,075.80
Total Owner's Equity - Jim Marsh	**-300,578.00**
Owner's Equity - Kerri Marsh	-63,526.85

Balance Sheet

As of December 31, 2024

	TOTAL
Owner's Equity-Thom Marsh	182,151.28
TM - Partner Contributions Current YR	0.00
TM - Partner Distributions current YR	0.00
Total Owner's Equity-Thom Marsh	**182,151.28**
Retained Earnings	-17,340.85
SAFE	
SAFE - Direct Investment	42,000.00
SAFE - Wefunder Investments	142,911.73
Total SAFE	**184,911.73**
Net Income	-184,010.75
Total Equity	**$ -198,393.44**
TOTAL LIABILITIES AND EQUITY	**$20,671.80**

Swell Watercraft LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
PayPal Sales	84,762.06
Sales	18,784.28
Shipping Income	0.00
Unapplied Cash Payment Income	1,747.00
Total Income	**$105,293.34**
Cost of Goods Sold	
DOE - Manufacturing Costs	
Job Materials	152.12
Repair & Maintenance	5,065.09
Small Tools	6,264.17
Subcontractors - COS	5,339.50
Total DOE - Manufacturing Costs	**16,820.88**
Freight & delivery - COS	0.00
Kayak Parts	8,251.79
PayPal Fees	3,316.23
Supplies & Materials - COGS	6,944.79
Total Cost of Goods Sold	**$35,333.69**
GROSS PROFIT	**$69,959.65**
Expenses	
Cell Phone	725.53
General and Admin Expenses	
Bank Charges	4,392.35
QuickBooks Payments Fees	1,009.76
Total Bank Charges	**5,402.11**
Dues & Subscriptions	200.00
Insurance	7,288.44
Legal & Professional Fees	13,806.69
Meals and Entertainment	34.76
Office Expenses	4,222.43
Rent	4,039.00
Taxes & Licenses	238.22
Sales tax paid in excess of collection	5.11
Total Taxes & Licenses	**243.33**
Total General and Admin Expenses	**35,236.76**
Interest Expense	10,276.24
International Shipping	16,371.32
Marketing	2,005.00
Advertising/Promotional	4,894.44
Travel	5,482.45
Total Marketing	**12,381.89**

Swell Watercraft LLC

Profit and Loss

January - December 2023

	TOTAL
Office Supplies	2,040.64
Phone	822.20
Shipping, Freight & Delivery	7,807.86
SOT pros store + shipping facility	1,314.21
Website maintenance	320.11
Total Expenses	**$87,296.76**
NET OPERATING INCOME	$ -17,337.11
NET INCOME	$ -17,337.11

Swell Watercraft LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	0.00
First Interstate Checking	-2,697.47
Key Checking	812.80
PayPal Bank 2	0.00
Total Bank Accounts	**$ -1,884.67**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due From Rotoform Molding	19,348.64
Inventory Asset	25,621.56
Prepaid Expenses	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$44,970.20**
Total Current Assets	**$43,085.53**
Fixed Assets	
Accumulated Depreciation	-52,667.95
Fixed Asset Computers	2,500.00
Furniture & Fixtures	5,304.95
REal Estate	0.00
Scupper 12 kayak mold	25,587.74
Scupper 14 mold	45,724.61
Scupper 16 mold	33,690.00
Total Fixed Assets	**$60,139.35**
Other Assets	
Other Assets	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$103,224.88**

Swell Watercraft LLC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Intuit Loan Payable	0.00
None Payable	0.00
Out Of Scope Agency Payable	0.00
PayPal Capital Loan	30,579.24
PayPal Loan Payments	0.00
Total PayPal Capital Loan	**30,579.24**
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
WA SUI Employer	0.00
Total Payroll Liabilities	**0.00**
Related Party Liabilities	
Advance from Shareholder - Jim Marsh	41,350.00
Advance from Shareholder - Tom Marsh	1,000.00
Total Related Party Liabilities	**42,350.00**
Sale Tax Payable	0.00
WA DOR Payable	-2.87
Total Other Current Liabilities	**$72,926.37**
Total Current Liabilities	**$72,926.37**
Long-Term Liabilities	
Indiegogo Crowd Funding	17,605.40
Total Long-Term Liabilities	**$17,605.40**
Total Liabilities	**$90,531.77**
Equity	
Opening Balance Equity	0.00
Owner's Equity - Jim Marsh	-239,204.19
JM - Partner Contributions Current YR	0.00
JM - Partner Distributions current YR	-34,298.01
Total Owner's Equity - Jim Marsh	**-273,502.20**
Owner's Equity - Kerri Marsh	-63,526.85
Owner's Equity-Thom Marsh	182,151.28
TM - Partner Contributions Current YR	0.00
TM - Partner Distributions current YR	0.00
Total Owner's Equity-Thom Marsh	**182,151.28**
Retained Earnings	-3.74

Swell Watercraft LLC

Balance Sheet

As of December 31, 2023

	TOTAL
SAFE	
SAFE - Direct Investment	42,000.00
SAFE - Wefunder Investments	142,911.73
Total SAFE	**184,911.73**
Net Income	-17,337.11
Total Equity	**$12,693.11**
TOTAL LIABILITIES AND EQUITY	**$103,224.88**